SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549
                        ==============================

                                SCHEDULE 14D-9
                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934
                              (Amendment No. ___)
                        ==============================


                       BIGGEST LITTLE INVESTMENTS, L.P.
                          (Name of Subject Company)
                        ==============================

                       Biggest Little Investments, L.P.
                     (Name of Person(s) Filing Statement)

                        Limited Partnership Interests
                        (Title of Class of Securities)
                        ==============================

                                Not Applicable
                    (CUSIP Number of Class of Securities)
                        ==============================

                                  Ben Farahi
                                    Manager
                                   Maxum LLC
                       3650 S. Virginia Street, Suite K2
                              Reno, Nevada 89502
                                (775) 825-3355
                    (Name, address and telephone number of
                     person authorized to receive notices
                      and communications on behalf of the
                          person(s) filing statement)
                        ==============================


[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



Item 1.Subject Company Information.

     The name of the subject company is Biggest Little Investments, L.P., a Delaware limited partnership (the "Partnership"). The principal executive offices of the Partnership are located at 3650 S. Virginia Street, Suite K2, Reno, Nevada 89502 and the telephone number of such offices is (775) 825-3355. The general partner of the Partnership is Maxum LLC, a Nevada limited liability company (the "General Partner"). The title of the class of equity securities to which this statement relates is the units of limited partnership interest of the Partnership (the "Units"). The number of Units outstanding as of the date hereof is 180,937.

Item 2. Identity and Background of Filing Person.

     This statement is being filed by the Partnership

     This Statement relates to a tender offer by Ben Farahi (the "Bidder" or the "Purchaser") disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated January 30, 2009 to purchase up to 25,000 Units at a purchase price equal to $110.00 per Unit, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 30, 2009, and the related Letter of Transmittal (the "Offer to Purchase" or the "Offer"). The Bidder and the General Partner are affiliated as the Bidder is the sole manager of the General Partner.

     Based on the information in the Schedule TO, the business address of the person authorized to receive notices and communications on behalf of the Purchaser is Ben Farahi, Manager, Maxum LLC, 3650 S. Virginia Street, Suite K2, Reno, Nevada 89502.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

     Under the Partnership's Second Amended and Restated Agreement of Limited Partnership, the General Partner of the Partnership is entitled to receive 2.5% of the Partnership's income, loss, capital and distributions including without limitation the Partnership's cash flow from operations and disposition proceeds. For the year ended December 31, 2008 and nine months ended September 30, 2008, the General Partner of the Partnership was allocated an aggregate of $19,902 and $1,232, respectively, of taxable income.

     The General Partner is also entitled to fees for managing the assets owned by the Partnership. For the year ended December 31, 2008 and nine months ended September 30, 2008, the General Partner of the Partnership received $112,788 and $19,442, respectively, in management fees.

     A conflict of interest exists for the General Partner between continuing the Partnership and the right to receive the amounts described above and liquidating the Partnership.

     In addition, as disclosed in Item 2, the General Partner is affiliated with the Bidder.

     The Bidder also owns approximately 12.1% of the outstanding shares of common stock of Monarch Casino & Resort, Inc. ("Monarch") as of September 30, 2008 and, as such, is deemed to be an affiliate of Monarch. Further, the Bidder served as an officer and director of Monarch from its inception until the Bidder's resignation from such positions on May 23, 2006. The Bidder's brothers, John and Bob Farahi, have been officers and directors of Monarch since its inception and remain in such positions. In October 2006, the

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Partnership received a non-binding letter of intent from counsel to Monarch proposing to purchase the Sierra Marketplace Shopping Center, the Partnership's sole property, at a cash price of $27 million, subject to certain conditions. The General Partner concluded that this offer was not in the best interest of the Partnership's limited partners and, therefore, did not enter into negotiations with Monarch. In the event that the Partnership had accepted the offer and distributed the proceeds therefrom, the limited partners would have been entitled to an amount equal to approximately $175 per Unit. A conflict of interest exists for the Bidder between his stock ownership of Monarch and his position as the sole member of the Partnership's General Partner.

Item 4. The Solicitation or Recommendation.

     Due to the affiliation between the Bidder and the General Partner, the Partnership makes no recommendation and is remaining neutral as to whether limited partners should tender their Units to the Bidder.

     To the extent known by the Partnership, no affiliate of the General Partner currently intends to tender their Units to the Bidder.
Item 5. Person/Assets, Retained, Employed, Compensated or Used.
     None.
Item 6. Interest in Securities of the Subject Company.

     None.

Item 7. Purpose of the Transaction and Plans or Proposals.

     (a) The Partnership has not undertaken or engaged in any negotiations in response to the Offer to Purchase that relate to: (i) a tender offer or other acquisition of the Units by the Partnership, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership; (iii) a purchase, sale or transfer of a material amount of assets by the Partnership; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership.

     (b) There are no transactions, resolutions, agreements in principle or signed contracts in response to the Offer to Purchase that relate to or would result in one or more of the events referred to in Item 7(a).

Item 8. Additional Information.

     None.

Item 9. Exhibits.

     (a) (1) Letter to Limited Partners.









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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 2009


                                            BIGGEST LITTLE INVESTMENTS, L.P.

                                            By: Maxum LLC,
                                                General Partner

                                            By:/s/ Ben Farahi
                                               --------------
                                                   Ben Farahi
                                                   Manager











































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                                                               Exhibit (a)(1)

                       BIGGEST LITTLE INVESTMENTS, L.P.
                       3650 S. Virginia Street, Unit K2
                              Reno, Nevada 89502
                                (775) 825-3355


                               January 30, 2009



Dear Limited Partner:

     Please be advised that on January 30, 2009, the general partner of your partnership received an unsolicited tender offer to purchase up to 25,000 of the outstanding limited partnership interests of the partnership for $110.00 per unit. The offer is being made by Ben Farahi, the sole manager of your general partner, who owns directly 61,586 units, or 34.0% of the outstanding units.

     Due to the affiliation between Ben Farahi and the general partner or your partnership, we are making no recommendation and are remaining neutral as to whether limited partners should tender their units to Mr. Farahi. You will have to make the determination as to whether to wait for the liquidation of your partnership's assets or to sell your interests now at the tender offer price. We do recommend, however, that if you choose to sell your interests prior to liquidation, you consider other options for sale, including the informal secondary market for the units.

     Please be advised that by accepting this offer, you will no longer have an ownership interest in the partnership's assets; thus, you will not share in any potential change in their value if you choose to pursue the tender offer. In addition, in making a decision in whether to tender your units, we recommend that you consult with your financial and tax advisors.

     If you have any questions or would like any further information, please contact us (775) 825-3355.

                                             Sincerely,

                                             BIGGEST LITTLE INVESTMENTS, L.P.






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